Filed by El Paso Energy Corporation
            Pursuant to Rule 425 under the Securities Act of 1933
            Subject Company: El Paso Energy Corporation/Coastal Corporation Commission File No. 001-14365
            Registration Statement No. 333-31060

The following is an excerpt from a presentation given by Bruce Connery to Analysts and Potential Investors on March 8, 2000.

[Logo]

Natural Gas to Power:
El Paso Energy Corporation
-----------------------------

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
-----------------------------
This presentation includes forward-looking statements and projections, made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
The companies have made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this presentation, including, without limitation, oil and gas prices; general economic and weather conditions in geographic regions or markets served by El Paso Energy and Coastal and their affiliates, or where operations of the companies and their affiliates are located; inability to realize anticipated synergies and cost savings on a timely basis; difficulty in integration of operations; and competition. While the companies makes these statements and projections in good faith, neither company nor its managements can guarantee that the anticipated future results will be achieved. Reference should be made to the companies' (and their affiliates') Securities and Exchange Commission filings for additional important factors that may affect actual results.

INVESTOR NOTICE
---------------

Investors are urged to read the proxy statement/prospectus which will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger because it will contain important information. After it is filed with the SEC, the proxy statement/prospectus will be available for free on the SEC's web site (www.sec.gov), from El Paso Energy Corporation's office of Investor Relations and from Coastal's office of the Corporate Secretary.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of El Paso Energy shareholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing under Schedule 14A made by El Paso Energy Corporation on January 18, 2000.

Continued Strong Earnings Growth
--------------------------------
Earnings per Share

19% Growth
[Graphic chart]

1999*   $2.12
2000*   $2.45
2001    $3.00

* El Paso stand-alone